Exhibit 99.1

Foster Creek receives regulatory approval to expand

New phases to boost capacity to 210,000 bbls/d of oil sands production

CALGARY, Alberta (September 20, 2010) – Cenovus Energy Inc. (TSX, NYSE: CVE) has taken a significant step forward in the expansion plans for its Foster Creek oil sands operation after receiving regulatory approval from the Alberta Energy Resources Conservation Board (ERCB). The approval covers three phases of expansion (F, G and H), which are expected to increase Foster Creek’s production capacity to 210,000 barrels per day (bbls/d) from the current 120,000 bbls/d.

“The regulatory approval of these expansions at Foster Creek is another milestone reached in Cenovus’s efforts to expand production and increase net asset value,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “With these approvals, we believe there is a step change in the value of this project as there’s increased certainty around the schedule and timing of the expansion.”

Each of the three phases that have been approved by the ERCB is designed to add an additional 30,000 bbls/d of oil production capacity to the Foster Creek facility. The next step for the expansion project is to receive endorsement from the Foster Creek/Christina Lake partnership with ConocoPhillips.

Engineering on phase F is already underway and preliminary ground work is expected to start soon. Additions to plant infrastructure will happen first, followed by pipelines and well pads. Cenovus expects to employ about 1,000 people to complete phase F. First production from this phase is anticipated in 2014. Production from the other two phases is anticipated in 2016-2017.

Cenovus expects it will be able to maintain its industry-leading capital efficiencies in the construction of these three phases.

“In addition to expanding our current operations, our teams are working hard to prepare for regulatory reviews of several new, additional projects,’’ Ferguson said. “We anticipate our combined expansions to result in a five-fold increase in our oil sands production by the end of 2019.”

A regulatory application for an additional Foster Creek expansion, phase I, is expected to be submitted by Cenovus in 2014. It’s anticipated that phase would add another 25,000 bbls/d of production capacity, bringing the total capacity at Foster Creek to about 235,000 bbls/d in 2019 from current levels.

“The staff members at Foster Creek have helped that facility earn a reputation as one of the most innovative and efficient oil sands operations,” said John Brannan, Cenovus Executive Vice-President & President of the Integrated Oil Division. “As we move forward with these expansions, we will draw upon the knowledge we’ve gained from the current operations and make improvements to help reduce our costs, decrease the amount of energy needed to produce the oil and minimize our impact on the environment.”

Foster Creek began operating as a steam-assisted gravity drainage (SAGD) project in 1996 and became the industry’s first commercial SAGD project in 2001. There are now about 160 wells producing more than 100,000 bbls/d of oil. In February, Foster Creek became Alberta’s largest producing SAGD project to reach payout to date for royalty purposes, reflecting the success of the operation.

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Construction is progressing on expansions at Christina Lake, Cenovus’s other producing oil sands asset. Phases C and D are each expected to add an additional 40,000 bbls/d of production capacity with phase C projected to begin production in the second half of 2011 and phase D scheduled to start producing in 2013. That would bring Christina Lake’s expected total production capacity to 98,000 bbls/d in 2013 compared to the current 18,000 bbls/d.

An application for the next oil sands project, Narrows Lake, is now with the regulators. That operation is expected to have output capacity of 130,000 bbls/d and, if all goes as planned, may begin production in 2016. Drilling of a SAGD pilot well pair is complete and construction of the associated facilities is underway in the Grand Rapids formation of the Greater Pelican Region with a regulatory application for a 180,000 bbls/d commercial operation expected to be filed by the end of 2011.

Delineation drilling and seismic work continues on Cenovus’s other properties in order to gain additional data to contribute to future regulatory applications.

NOTE: Production numbers in this news release are on a gross basis. Cenovus has a 50% ownership of Foster Creek, Christina Lake and Narrows Lake with ConocoPhillips.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $25 billion. For more information, visit www.cenovus.com.

ADVISORY - FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and information about our current expectations, estimates and projections about the future, based on certain assumptions made by the Company in light of its experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements and information are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” “target” “could”, “scheduled” or similar expressions suggesting future outcomes or statements regarding an outlook, including statements about our strategy, our projected future value or net asset value, operating and financial results, schedules, land positions, production, including, without limitation, the stability or growth thereof, reserves and resources, material properties, uses and development of our technology, risk mitigation efforts, commodity prices, shareholder value, cash flow, funding alternatives, costs and expected impact of future commitments in respect of our ongoing operations generally and with respect to certain properties and interests held by Cenovus. Readers are cautioned not to place undue reliance on forward-looking statements and information as our actual results may differ materially from those expressed or implied.

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Forward-looking statements involve a number of assumptions, risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially, and the factors or assumptions on which the forward-looking information is based, include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions inherent in our current guidance; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the effect of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; success of hedging strategies; maintaining a desirable debt to cash flow ratio; accuracy of our reserves, resources and future production estimates; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate the North American integrated heavy oil business and to obtain necessary regulatory approvals; the successful and timely implementation of capital projects; reliability of our assets; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and its application to our business; our ability to generate sufficient cash flow from operations to meet our current and future obligations; our ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or the interpretations of such laws or regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on us, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, hostilities, civil insurrection and instability affecting countries in which we operate; risks associated with existing and potential future lawsuits and regulatory actions made against us; our financing plans and initiatives; the expected impacts of the Arrangement on our employees, operations, suppliers, business partners and stakeholders and our ability to realize the expected benefits of the Arrangement; our ability to obtain financing in the future on a stand alone basis; the historical financial information pertaining to our assets as operated by Encana prior to November 30, 2009 may not be representative of our results as an independent entity; our limited operating history as a separate entity and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. Readers are cautioned that the foregoing list is not exhaustive.

Many of these risk factors are discussed in further detail throughout our Second Quarter Report and in our 2009 Annual Information Form/Form 40-F, each as filed with Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov, and available at www.cenovus.com.

The forward-looking statements and information contained in this document, including the assumptions, risks and uncertainties underlying such statements, are made as of the date of this document and, except as required by law, we do not undertake any obligation to update publicly or to revise any of such information, whether as a result of new information, future events or otherwise. The forward-looking statements and information contained in this document are expressly qualified by this cautionary statement.

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CENOVUS CONTACTS:

Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann	Reg Curren
Analyst, Investor Relations	Advisor, Media Relations
403-766-6700	403-766-2004

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